Exhibit 21.1

LIST OF SUBSIDIARIES

BroadSoft Australia Pty Limited	Australia
BroadSoft Casabi, LLC	Delaware
BroadSoft Finland Oy	Finland
BroadSoft iLinc Communications, Inc.	Delaware
BroadSoft International, Inc.	Delaware
BroadSoft Italy, S.r.l.	Italy
BroadSoft M6, LLC	Delaware
BroadSoft SAS	France
BroadSoft Mexico SA DE CV	Mexico
BroadSoft Technologies Private Limited	India